Exhibit 12.1

Coca-Cola Bottling Co. Consolidated

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Quarter Ended		Fiscal Year (1)
	March 30, 2014	March 31, 2013	2013	2012	2011	2010	2009
Computation of Earnings:
Income before income taxes	$4,893	$8,109	$44,244	$53,348	$51,551	$61,191	$57,124
Add:
Interest expense	6,746	6,893	27,474	33,104	33,669	32,831	35,176
Amortization of debt premium/discount and expenses	478	487	1,933	2,242	2,330	2,330	2,303
Interest portion of rent expense	618	520	2,380	1,975	1,746	1,656	1,496

Earnings as adjusted	$12,735	$16,009	$76,031	$90,669	$89,296	$98,008	$96,099

Computation of Fixed Charges:
Interest expense	$6,746	$6,893	$27,474	$33,104	$33,669	$32,831	$35,176
Capitalized interest	62	54	177	111	159	148	103
Amortization of debt premium/discount and expenses	478	487	1,933	2,242	2,330	2,330	2,303
Interest portion of rent expense	618	520	2,380	1,975	1,746	1,656	1,496

Fixed charges	$7,904	$7,954	$31,964	$37,432	$37,904	$36,965	$39,078

Ratio of Earnings to Fixed Charges	1.61	2.01	2.38	2.42	2.36	2.65	2.46

(1)	The Company’s fiscal year ends on the Sunday nearest December 31. All years presented are 52-week years, except 2009, which was a 53-week year.